SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated February 7, 2024, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	12/31/2023	12/31/2022
Results of the period (three-month period)	146,593	48,072
Attributable to:
Shareholders of the controlling company	141,519	46,992
Non-controlling interest	5,074	1,080

2. Other comprehensive income for the results of the period	in million ARS
	12/31/2023	12/31/2022
Other comprehensive income for the period (three-month period)	(4,436)	(1,774)
Attributable to:
Shareholders of the controlling company	(4,908)	(1,782)
Non-controlling interest	472	8

3. Total comprehensive income for the results of the period	in million ARS
	12/31/2023	12/31/2022
Total integral results of the period (three-month period)	142,157	46,298
Attributable to:
Shareholders of the controlling company	136,611	45,210
Non-controlling interest	5,546	1,088

4. Equity details	in million ARS
	12/31/2023	12/31/2022
Share Capital	7,276	800
Treasury shares	92	11
Comprehensive adjustment of capital stock and of treasury shares	178,219	155,578
Warrants	12,886	12,988
Share Premium	264,711	293,679
Premium for trading of treasury shares	(2,865)	1,075
Legal Reserve	26,667	20,741
Special Reserve (Resolution CNV 609/12)	103,170	103,170
Cost of treasury share	(8,845)	(5,812)
Reserve for future dividends	40,582	18,568
Reserve for conversion	(4,518)	(341)
Special Reserve	64,295	120,322
Other reserves	(52,078)	(51,923)
Retained earnings	158,863	60,852
Shareholders’ Equity attributable to controlling company’s shareholders	788,455	729,708
Non-controlling interest	49,267	49,112
Total shareholder's equity	837,722	778,820

Pursuant to Article 63 paragraph l) sections 6) and 8) of the next Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 7,368,228,240 (including treasury shares) represented by 736,822,824  non-endorsable nominative ordinary shares of Nominal Value ARS 10 each with the right to 1 vote each  which is divided into 736,421,306 non-endorsable nominative ordinary shares of  Nominal Value 10 ARS each with the right to 1 vote each and 401,518 non-endorsable nominative ordinary shares of Nominal Value 10 ARS each with the right to 1 vote each in registration process. The amount of outstanding shares is 727,578,808.

The Company's market capitalization as of December 31, 2023, was approximately USD 634 million. (73,682,282 GDS with a price per GDS of USD 8.60)

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 415,859,290 shares directly and indirectly (through Helmir S.A.), which represents 57.16% of the share capital (the treasury shares are subtracted). Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its registered office is Carlos Della Paolera 261, 9th floor, Autonomous City of Buenos Aires, Argentina.

We also inform that as of December 31, 2023, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 311,719,518 nominative non-endorsable ordinary shares of Nominal Value 10 ARS each with the right to 1 vote each from the Company that represents 42.84% of the issued share capital.

It should be considered that in May 2021 the company increased its share capital by 80 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 80 million warrants were issued. The options expire on May 12, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “IRS2W” and on the NYSE under the symbol “IRSWS”. As of today, the amount outstanding of warrants is 79,319,038.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 834,163,147 (considering the current ratio of 1,2272 ordinary shares per warrant). We also inform that if Cresud, through its subsidiary Helmir S.A., were to exercise its warrants like the rest of the shareholders, its stake would increase by 60,923,885 ordinary shares, which would mean a 57.8% stake on the share capital (excluding treasury shares), that is, 476,783,175 shares.

Among the news of the period ended on December 31, 2023 and subsequent, the following can be highlighted:

●
The net result for the second quarter of fiscal year 2024 recorded a gain of ARS 146,593 million compared to ARS 48,072 million in the same period of the previous year, mainly explained by the gain recorded from changes in the fair value of investment properties.

●
Rental adjusted EBITDA reached ARS 54,102 million, 12.3% higher than the first half of 2023, driven by the shopping malls and hotels segments. Total adjusted EBITDA reached ARS 66,940 million, increasing 54.6% compared to the same period of the previous year, mainly explained by higher sales of investment properties.

●
Malls’ tenant real sales grew by 8.9% in the first half of fiscal year 2024 compared to 2023 and occupancy stood at levels of 98%.

●
Regarding the premium office segment, we reached 92.8% occupancy this quarter and sold 2 additional floors of the “200 Della Paolera” building, in Catalinas.

●
In January 2024, the process of distributing the cash dividend and treasury shares in the portfolio, approved by the Shareholders' Meeting on October 5, 2023, to GDS holders, which was pending, was concluded.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: February 7, 2024